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------                                                                                              --------------------------------
FORM 4                                     UNITED STATES SECURITIES AND EXCHANGE COMMISSION                  OMB APPROVAL
------                                                  WASHINGTON, D.C. 20549                      --------------------------------
                                                                                                    OMB Number:           3235-0287
[ ] Check this box if no longer              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP           Expires:       January 31, 2005
    subject to Section 16. Form 4                                                                   Estimated average burden
    or Form 5 obligations may                                                                       hours per response..........0.5
    continue. See Instruction 1(b)                                                                  --------------------------------


             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)
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
1. Name and Address of Reporting Person* 2. Issuer Name and Ticker or Trading Symbol         6. Relationship of Reporting
                                                                                                Person to Issuer
                                                                                                (Check all applicable)
   Overstreet Brian    M.                   PCS Research Technology, Inc. (PCSR)
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   (Last)   (First)   (Middle)           3. IRS Identifi-   4. Statement for Month/Day/Year   [X] Director  [X] 10% Owner
                                            cation Number                                     [X] Officer   [ ] Other
                                            of Reporting                                         (give title   (specify below)
                                            Person, if an                                         below)
   c/o PCS Research Technology, Inc.        entity
   3655 Nobel Drive                         (voluntary)
   Suite 540                                                    4/15/03                        President and Chief Executive Officer
---------------------------------------                     ------------------------------------------------------------------------
        (Street)                                            5. If Amendment, Date of         7. Individual or Joint/Group Filing
                                                               Original (Month/Day/Year)       (check applicable line)

                                                                                             [X] Form Filed by One Reporting Person
                                                                                             [ ] Form Filed by More than One
   San Diego,  CA     92122                                                                      Reporting Person
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   (City)   (State)     (Zip)
                                        Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1. Title     2. Trans-  2A.Deemed   3.Trans-    4. Securities Acquired (A)        5. Amount of     6. Ownership Form:  7. Nature of
   of           action     Execution  action       or Disposed of (D)                Securities       Direct (D) or       Indirect
   Security     Date       Date,if    Code         (Instr. 3,4 and 5)                Beneficially     Indirect (I)        Beneficial
   (Instr.3)               any        (Instr.8)                                      Owned Following  (Instr. 4)          Ownership
                          (Month/Day/                                                Reported                             (Instr. 4)
               (Month/     Year)                                                     Transaction(s)
               Day/Year)                                                            (Instr. 3 and 4)
                                     --------------------------------------------
                                      Code    V    Amount   (A) or (D) Price
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock,   4/15/03    4/15/03     X        3,982,125(1)    A      $.075         13,756,244            D
$.0001 par
value
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Common Stock,   4/15/03    4/15/03     X        1,137,750(2)    A      $.075         13,756,244            I                 (2)
$.0001 par
value
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see instruction 4(b)(v).


(1) Upon the achievement of a certain financial targets by the Issuer, Mr. Overstreet exercised a performance warrant for 4,035,938 shares of Common Stock at an exercise price of $.001. Pursuant to the terms of the performance warrant, Mr. Overstreet received
3,982,125 shares of Common Stock of the Issuer in exchange for surrendering 53,813 shares of Common Stock of the Issuer.

(2) Mr. Overstreet is a Managing Director and the sole signatory of Midori USA Corporation ("Midori"), which exercised a performance warrant for 1,153,125 shares of Common Stock at an exercise price of $.001. Pursuant to the terms of the performance warrant, Midori received 1,137,750 shares of Common Stock of the Issuer in exchange for surrendering 15,375 shares of Common Stock of the Issuer.

                      Potential Persons who respond to the collection of information contained
                      In this form are not required to respond unless the form displays a currently valid OMB
                      control number.                                                                                        (Over)
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FORM 4 (continued)

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (E.G., puts, calls, warrants, options, convertible securities)

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
1. Title of    2. Conversion  3. Transaction  3A.Deemed   4. Transaction  5. Number of
   Derivative     or Exercise    Date            Execution   Code            Derivative
   Security       Price of       (Month/Day/     Date, if    (Instr. 8)      Securities
   (Instr. 3)     Derivative     Year)           any                         Acquired (A)
                  Security                       (Mo/Dy/Yr)                  or Disposed
                                                                             of (D)
                                                                             (Instr. 3, 4,
                                                                              and 5)
                                                             --------------------------------------
                                                             Code    V     (A)          (D)
---------------------------------------------------------------------------------------------------
 Performance      $.001          4/15/03         4/15/03       X                    4,035,938(1)
 Warrant
---------------------------------------------------------------------------------------------------
 Performance      $.001          4/15/03         4/15/03       X                    1,153,125(2)
 Warrant
---------------------------------------------------------------------------------------------------

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
FORM 4 (continued)

          Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                   (E.G., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------
  6. Date            7. Title and Amount   8. Price of    9. Number of   10. Ownership     11. Nature of
     Exercisable        of Underlying         Derivative     Derivative      Form of           Indirect
     and Expiration     Securities            Security       Securities      Derivative        Beneficial
     Date               (Instr. 3 and 4)                     Beneficially    Security:         Ownership
     (Month/Day/Year)                         (Instr. 5)     Owned Follow-   Direct (D) or     (Instr. 4)
                                                             ing Reported    Indirect (I)
                                                             Transactions(s) (Instr. 4)
                                                             (Instr. 4)
 ------------------------------------------
                                Amount
  Date     Expir-               or
  Exer-    ation                Number
  cisable  Date        Title    of Shares
-----------------------------------------------------------------------------------------------------------
 8/15/02   5/31/11    Common    4,035,938      $.075                0             D
                      Stock
-----------------------------------------------------------------------------------------------------------
 8/15/02   5/31/11    Common    1,153,125      $.075                0             I(2)
                      Stock
-----------------------------------------------------------------------------------------------------------

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Explanation of Responses:

(1) Upon the achievement of a certain financial targets by the Issuer, Mr.
Overstreet exercised a performance warrant for 4,035,938 shares of Common Stock at an exercise price of $.001. Pursuant to the terms of the performance warrant, Mr. Overstreet received 3,982,125 shares of Common Stock of the Issuer in exchange for surrendering 53,813 shares of Common Stock of the Issuer.
(2) Mr. Overstreet is a Managing Director and the sole signatory of Midori USA
Corporation ("Midori"), which exercised a performance warrant for 1,153,125 shares of Common Stock at an exercise price of $.001. Pursuant to the terms of the performance warrant, Midori received 1,137,750 shares of Common Stock of the Issuer in exchange for surrendering 15,375 shares of Common Stock of the Issuer.

                      /s/ BRIAN M. OVERSTREET              April 16, 2003
                      -------------------------------    ------------------
                      **Signature of Reporting Person           Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.